ABC Records Management and Data Storage Inc.

Flat A, 22F, Block 11 Wonderland Villas, Kwai Chung Hong Kong, China 852-6677-3973

October 2, 2012

U.S. Securities  & Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Mail Stop 7010

Attention: Susan Block

Dear Sirs:

Re: Registration Statement on Form S-1 - Request for Acceleration--File No. 333-177746

In accordance with Rule 461 promulgated under the Securities Act of 1933, we hereby request acceleration of the effective date of our registration statement on Form S-1 such that it be deemed effective on Friday , October 5, 2012 at 2:00pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/Wai Yin Marcia Pong

President